Exhibit 99.1

Amdocs Limited Reports Second Quarter Fiscal 2022 Results

Record Quarterly Revenue of $1.15 Billion, up 9.2% YoY as Reported and up 10.1% YoY in Constant Currency(3)

Strong Sales Momentum & Record 12-Month Backlog of $3.89 Billion, up 9.9% YoY

Tracking in Line with the High End of Fiscal 2022 Revenue Growth Outlook

Second Quarter Fiscal 2022 Highlights

(All comparisons are against the prior year)

•	Tracking in line with the high end of fiscal 2022 revenue growth outlook of 5.2% -7.2% as reported and 8.0% -10.0% on a pro forma(2) and constant currency(3) basis

•	Tracking in line with the high end of fiscal 2022 adjusted GAAP diluted EPS growth(4) outlook of 7.5% -12.5% and pro forma(2) non-GAAP diluted EPS growth outlook of 9.0% -12.0%

•

Record revenue of $1,145 million, up 9.2% as reported and up 10.1% in constant currency(3); revenue growth has exceeded 10% for three consecutive quarters on a pro forma(2) and constant currency(3) basis

•	Record revenue of $772 million in North America, up 13.7%

•	GAAP diluted EPS of $1.28, above the $0.96 -$1.04 guidance range, primarily due to a lower GAAP effective tax rate than anticipated in quarterly guidance(5)

•	Non-GAAP diluted EPS of $1.54, above the $1.22 -$1.28 guidance range, primarily due to a lower non-GAAP effective tax rate than anticipated in quarterly guidance(5)

•	GAAP operating income of $164 million; GAAP operating margin of 14.3%

(1)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).
(2)	Pro forma growth rate excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021
(3)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(4)

Adjusted GAAP excludes the gain from the sale of OpenMarket, which was divested on December 31, 2020, from the current and comparable fiscal years; fiscal 2022 GAAP diluted EPS growth outlook is expected to be (20.5)%-(17.0)% on a non-adjusted basis

(5)

Effective tax rate on a GAAP and non-GAAP basis in the second quarter fiscal 2022 was lower than anticipated in quarterly guidance primarily due to the release of tax reserves connected with funding decisions for the construction of the new Israel campus. This tax benefit was among the scenarios contemplated in non-GAAP effective tax rate guidance for the full fiscal year 2022, which is still anticipated to be within a range of 13.0% to 17.0%.

•

Non-GAAP operating income of $202 million; non-GAAP operating margin of 17.6%, up 10 basis points sequentially and unchanged as compared to last year’s second fiscal quarter while accelerating R&D investments

•	Free cash flow of $122 million, reflecting healthy cash collections, and comprised of cash flow from operations of $169 million, less $47 million in net capital expenditures and other(1)

•	Normalized free cash flow of $160 million(1)

•	Repurchased $130 million of ordinary shares during the second fiscal quarter

•	Record twelve-month backlog of $3.89 billion, up approximately $60 million sequentially and up 9.9%

JERSEY CITY, NJ – May 11, 2022 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended March 31, 2022.

“I am excited to report another very strong quarter for Amdocs as we continued to enable our customer’s strategy to provide a superior mobile and broadband experience by supporting their long-term investments in 5G monetization, cloud adoption, digital modernization, and network automation. Record revenue of $1.15 billion was up 10.1% in constant currency(3) from a year ago, reflecting strong business activity building next-generation platforms for large customers like AT&T, T-Mobile, and Vodafone Germany under multi-year programs. Sales momentum was also strong in Q2 and included a digital transformation project award with VodafoneZiggo in Netherlands, and a new 5G policy deal which expands our footprint at a leading Tier 1 European operator. Overall, we ended the fiscal second quarter with record-high 12-month backlog of $3.89 billion, which was up nearly 10% from a year ago,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Demonstrating great execution in Q2, we set another company record for the number of quarterly milestones deployed. Our accomplishments included the go-live of a major digital transformation project for Three UK in just 15 months, highlighting our unrivalled reputation for project delivery. This was also a record quarter in managed services, driven by continued growth with new and existing customers. At Bell Canada, we signed a five-year managed services extension that expands our long-term strategic relationship in support of Bell’s continued cloud transformation. Additionally, we strengthened our partnership with PLDT in the Philippines, where this leading operator awarded Amdocs a three-year extension of our existing managed services agreement through 2028, in addition to future projects to support PLDT’s cloud journey,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “Our growth strategy is highly aligned with the needs of the market, and we see an expanding pipeline of opportunities ahead of us which we are well positioned to monetize with our market-leading products, best-in-class execution and highly talented people. Moreover, we are tracking in line with the high end of our fiscal 2022 revenue growth outlook of 8.0% to 10.0% on a pro forma(2), constant currency(3) basis, our confidence in which is supported by the business momentum reflected in our record 12-month backlog at the halfway point in the year.”

Revenue

(All comparisons are against the prior year period)

	In Millions
	Three months ended
	March 31, 2022
	Actual	Previous Guidance
Revenue	$1,145	$1,110 - $1,150
Revenue growth, as reported	9.2%
Revenue growth, constant currency(3)	10.1%

•	Revenue for the second fiscal quarter of 2022 was at the high end of Amdocs’ guidance, including an immaterial impact from foreign currency movements compared to our guidance assumptions

•	Revenue for the second fiscal quarter of 2022 includes an unfavorable impact from foreign currency movements of approximately $2 million relative to the first quarter of fiscal 2022

Net Income and Earnings Per Share

	In thousands, except per share data Three months ended March 31,
	2022	2021
GAAP Measures
Net income	$158,497	$119,067
Diluted earnings per share	$1.28	$0.91
Non-GAAP Measures
Net income	$190,944	$148,095
Diluted earnings per share	$1.54	$1.13

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, and other, net of related tax effects, in all the periods presented

For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation: Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On May 11, 2022, the Board approved the Company’s next quarterly cash dividend payment of $0.395 per share and set June 30, 2022 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on July 29, 2022

•	Share Repurchase Activity: Repurchased $130 million of ordinary shares during the second quarter of fiscal 2022

Twelve-month Backlog

Twelve-month backlog was a record $3.89 billion at the end of the second quarter of fiscal 2022, up approximately 9.9% as compared to last year’s second fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Third Quarter Fiscal 2022 Outlook

In millions, except per share data
Q3 2022
Revenue	$1,140-$1,180
GAAP diluted EPS	$0.97-$1.05
Non-GAAP diluted EPS	$1.23-$1.29

•	Third quarter revenue guidance assumes approximately $1 million sequential unfavorable impact from foreign currency fluctuations as compared to the second quarter of fiscal 2022

•

Third quarter non-GAAP diluted EPS guidance excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.12 -$0.14 per share of equity-based compensation expense and other, net of related tax effects

Full Year Fiscal 2022 Outlook

FY 2022, year-over-year growth
	Current Guidance	Previous Guidance
Revenue growth, as reported	5.2%-7.2%	3.4%-7.4%
Pro forma(2) revenue growth, constant currency(3)	8.0%-10.0%	6.0%-10.0%
GAAP diluted EPS growth	(20.5)% -(17.0)%	(23.0)% -(17.5)%
Adjusted GAAP diluted EPS growth(4)	7.5%-12.5%	6.0%-13.0%
Non-GAAP diluted EPS growth	7.3%-10.3%	6.3%-10.3%
Pro forma(2) non-GAAP diluted EPS growth	9.0%-12.0%	8.0%-12.0%

FY 2022, in millions
	Current Guidance	Previous Guidance
Free cash flow(1)	~$500	~$500
Normalized free cash flow(1)	~$650	~$650

•

Full year fiscal 2022 revenue guidance incorporates an expected unfavorable impact from foreign currency fluctuations of approximately 0.8% year-over-year as compared with an unfavorable impact of about 0.6% year-over-year previously

•

Non-GAAP diluted earnings per share growth, and pro forma(2) non-GAAP diluted earnings per share growth, excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, approximately $0.46-$0.50 per share of equity-based compensation expense, gain from divestiture of OpenMarket and other, net of related tax effects. Adjusted GAAP diluted earnings per share growth(4), excludes gain from divestiture of OpenMarket, net of related tax effects

•	Non-GAAP effective tax rate is anticipated to be within a range of 13.0% to 17.0% for the full year fiscal 2022

•	Free cash flow(1) is comprised of cash flow from operations, less net capital expenditures and other

•	Normalized free cash flow excludes expected capital expenditure of $131 million related to the new campus development in Israel, and other items

Three Year Fiscal 2022-2024 Outlook

•	In addition to our full year fiscal 2022 revenue guidance, we project revenue growth of 6.0% to 10% year-over-year on a constant currency(3) basis in each of fiscal years 2023 and 2024

•

Projecting revenue growth on an as reported basis in each of fiscal years 2023 and 2024 is not possible without unreasonable efforts given the uncertain impact of foreign exchange rates and acquisition activity which cannot be reasonably predicted at this time

Our third fiscal quarter 2022 and full year fiscal 2022, 2023 and 2024 forward looking projections take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, including its novel strains, which has created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on May 11, 2022 at 5:00 p.m. Eastern Time to discuss the Company’s second quarter of fiscal 2022 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 4136629. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, revenue on a constant currency(3) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges or benefits (such as a gain from divestiture of OpenMarket);

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-

GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our 30,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.3 billion in fiscal 2021.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2021 filed on December 9, 2021 and our Form 6-K furnished for the first quarter of fiscal 2022 on February 14, 2022.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,

	2022	2021	2022	2021(a)
Revenue	$1,145,271	$1,048,734	$2,249,903	$2,135,077
Operating expenses:
Cost of revenue	741,257	685,515	1,457,975	1,414,231
Research and development	87,064	75,154	169,009	150,823
Selling, general and administrative	134,982	116,951	263,058	238,839
Amortization of purchased intangible assets and other	18,317	21,870	36,064	41,740

	981,620	899,490	1,926,106	1,845,633

Operating income	163,651	149,244	323,797	289,444
Interest and other expense, net	(8,619)	(3,542)	(11,181)	(10,032)
Gain from sale of a business	—	—	10,000	226,410

Income before income taxes	155,032	145,702	322,616	505,822
Income tax (benefit) expense	(3,465)	26,635	30,517	87,123

Net income	$158,497	$119,067	$292,099	$418,699

Basic earnings per share	$1.29	$0.92	$2.36	$3.21

Diluted earnings per share	$1.28	$0.91	$2.34	$3.19

Basic weighted average number of shares outstanding	122,977	129,774	123,748	130,457

Diluted weighted average number of shares outstanding	123,821	130,696	124,571	131,147

Cash dividends declared per share	$0.395	$0.36	$0.755	$0.6875

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2022	2021	2022	2021(a)
Revenue	$1,145,271	$1,048,734	$2,249,903	$2,135,077
Non-GAAP operating income	201,625	184,883	395,232	372,864
Non-GAAP net income	190,944	148,095	341,079	301,067
Non-GAAP diluted earnings per share	$1.54	$1.13	$2.74	$2.30
Diluted weighted average number of shares outstanding	123,821	130,696	124,571	131,147

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended March 31,		Six months ended March 31,
	2022	2021	2022	2021(a)
Net Cash Provided by Operating Activities	$168,856	$119,736	$372,974	$536,221
Purchases of property and equipment, net (c)	(47,271)	(49,245)	(104,496)	(99,310)

Free Cash Flow	121,585	70,491	268,478	436,911
Tax payment on sale of business(b)	3,193	25,190	3,193	25,190
Payments of acquisition related liabilities	4,871	13,234	14,350	13,234
Net capital expenditures related to the new campus development	30,109	24,221	59,416	42,555

Normalized Free Cash Flow	$159,758	$133,136	$345,437	$517,890

(a)	Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
(b)	Tax payment related to capital gain from divestiture of OpenMarket, which was completed on December 31, 2020.
(c)	The amounts under “Purchase of property and equipment, net” include proceeds from sale of property and equipment of $555 and $136 for the six months ended March 31, 2022 and 2021, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended March 31, 2022
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$741,257	$—	$(8,070)	$(1,820)	$—	$—	$731,367
Research and development	87,064	—	(1,375)	—	—	—	85,689
Selling, general and administrative	134,982	—	(8,392)	—	—	—	126,590
Amortization of purchased intangible assets and other	18,317	(18,317)	—	—	—	—	—

Total operating expenses	981,620	(18,317)	(17,837)	(1,820)	—	—	943,646

Operating income	163,651	18,317	17,837	1,820	—	—	201,625

Interest and other expense, net	(8,619)	—	—	—	1,100	—	(7,519)

Income tax (benefit) expense	(3,465)	—	—	—	—	6,627	3,162

Net income	$158,497	$18,317	$17,837	$1,820	$1,100	$(6,627)	$190,944

	Three months ended March 31, 2021
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$685,515	$—	$(5,582)	$(394)	$—	$—	$679,539
Research and development	75,154	—	(1,012)	—	—	—	74,142
Selling, general and administrative	116,951	—	(6,781)	—	—	—	110,170
Amortization of purchased intangible assets and other	21,870	(21,870)	—	—	—	—	—

Total operating expenses	899,490	(21,870)	(13,375)	(394)	—	—	863,851

Operating income	149,244	21,870	13,375	394	—	—	184,883

Interest and other expense, net	(3,542)	—	—	—	(375)	—	(3,917)

Income tax (benefit) expense	26,635	—	—	—	—	6,236	32,871

Net income	$119,067	$21,870	$13,375	$394	$(375)	$(6,236)	$148,095

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Six months ended March 31, 2022
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,457,975	$—	$(15,217)	$(793)	$—	$—	$—	$1,441,965
Research and development	169,009	—	(2,598)	—	—	—	—	166,411
Selling, general and administrative	263,058	—	(16,763)	—	—	—	—	246,295
Amortization of purchased intangible assets and other	36,064	(36,064)	—	—	—	—	—	—

Total operating expenses	1,926,106	(36,064)	(34,578)	(793)	—	—	—	1,854,671

Operating income	323,797	36,064	34,578	793	—	—	—	395,232

Interest and other expense, net	(11,181)	—	—	—	—	(2,505)	—	(13,686)

Gain from sale of a business	10,000	—	—	—	(10,000)	—	—	—

Income tax (benefit) expense	30,517	—	—	—	—	—	9,950	40,467

Net income	$292,099	$36,064	$34,578	$793	$(10,000)	$(2,505)	$(9,950)	$341,079

	Six months ended March 31, 2021(a)
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,414,231	$—	$(10,523)	$(15,728)	$—	$—	$—	$1,387,980
Research and development	150,823	—	(1,844)	—	—	—	—	148,979
Selling, general and administrative	238,839	—	(13,585)	—	—	—	—	225,254
Amortization of purchased intangible assets and other	41,740	(41,740)	—	—	—	—	—	—

Total operating expenses	1,845,633	(41,740)	(25,952)	(15,728)	—	—	—	1,762,213

Operating income	289,444	41,740	25,952	15,728	—	—	—	372,864

Interest and other expense, net	(10,032)	—	—	—	—	824	—	(9,208)

Gain from sale of a business	226,410	—	—	—	(226,410)	—	—	—

Income tax (benefit) expense	87,123	—	—	—	—	—	(24,534)	62,589

Net income	$418,699	$41,740	$25,952	$15,728	$(226,410)	$824	$24,534	$301,067

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	March 31, 2022	September 30, 2021
ASSETS
Current assets
Cash and cash equivalents	$593,056	$709,064
Short-term interest-bearing investments	263,372	256,527
Accounts receivable, net, including unbilled of $128,406 and $162,278, respectively	1,022,642	866,819
Prepaid expenses and other current assets	223,108	235,089

Total current assets	2,102,178	2,067,499
Property and equipment, net	727,509	698,768
Lease assets	232,447	233,162
Goodwill and other intangible assets, net	2,907,134	2,881,676
Other noncurrent assets	589,835	630,669

Total assets	$6,559,103	$6,511,774

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$985,675	$1,007,777
Lease liabilities	56,676	58,714
Deferred revenue	360,192	237,374

Total current liabilities	1,402,543	1,303,865
Lease liabilities	179,139	177,906
Long-term debt, net of unamortized debt issuance costs	644,832	644,553
Other noncurrent liabilities	728,398	750,266
Total Amdocs Limited Shareholders’ equity	3,561,682	3,592,675
Noncontrolling interests	42,509	42,509

Total equity	3,604,191	3,635,184

Total liabilities and equity	$6,559,103	$6,511,774

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Six months ended March 31,
	2022	2021(a)
Cash Flow from Operating Activities:
Net income	$292,099	$418,699
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	101,071	101,298
Amortization of debt issuance costs	279	272
Equity-based compensation expense	34,578	25,952
Gain from sale of a business	(10,000)	(226,410)
Deferred income taxes	(35,879)	(27,778)
Loss from short-term interest-bearing investments	1,333	221
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(140,863)	(108,799)
Prepaid expenses and other current assets	3,848	(11,906)
Other noncurrent assets	3,042	(10,763)
Lease assets and liabilities, net	(67)	7,522
Accounts payable, accrued expenses and accrued personnel	(22,006)	76,427
Deferred revenue	102,997	226,904
Income taxes payable, net	27,378	41,629
Other noncurrent liabilities	15,164	22,953

Net cash provided by operating activities	372,974	536,221

Cash Flow from Investing Activities:
Purchase of property and equipment, net (c)	(104,496)	(99,310)
Proceeds from sale of short-term interest-bearing investments	13,142	4,258
Purchase of short-term interest-bearing investments	(34,275)	(200,088)
Net cash paid for business and intangible assets acquisitions	(24,497)	(87,600)
Net cash received from sale of a business	10,000	290,789
Other	(2,958)	562

Net cash used in investing activities	(143,084)	(91,389)

Cash Flow from Financing Activities:
Repurchase of shares	(300,929)	(450,074)
Proceeds from employee stock options exercises	50,550	78,438
Payments of dividends	(89,366)	(85,934)
Payment of contingent consideration from a business acquisition	(6,153)	(1,462)

Net cash used in financing activities	(345,898)	(459,032)

Net decrease in cash and cash equivalents	(116,008)	(14,200)
Cash and cash equivalents at beginning of period	709,064	983,188

Cash and cash equivalents at end of period	$593,056	$968,988

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
North America	$772.2	$745.5	$722.8	$686.1	$679.1
Europe	147.2	142.5	146.8	155.7	148.8
Rest of the World	225.9	216.6	217.7	224.5	220.8

Total Revenue	$1,145.3	$1,104.6	$1,087.3	$1,066.3	$1,048.7

	Three months ended
	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Managed Services
Revenue	$663.4	$659.7	$637.5	$650.5	$634.6

	As of
	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
12-Month Backlog	$3,890	$3,830	$3,690	$3,590	$3,540

# # #